SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to                     .

Commission file number: 1-15983

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

Meritor, Inc. Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Meritor, Inc.
2135 West Maple Road
Troy, Michigan 48084

MERITOR, INC. SAVINGS PLAN

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statement of Net Assets Available for Benefits as of December 31, 2014 and 2013	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2014	3

Notes to Financial Statements	4-9

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2014:

Form 5500, Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2014	10

SIGNATURES	11

EXHIBIT – Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm
Meritor Employee Benefit Plan Committee
and Participants

We have audited the accompanying statements of net assets available for benefits of the Meritor, Inc. Savings Plan (the "Plan") as of December 31, 2014 and 2013 and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Plante & Moran, PLLC
Auburn Hills, Michigan
June 15, 2015

MERITOR, INC. SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2014 AND 2013

	2014	2013

ASSETS
Participant-Directed Investments
Mutual funds	$277,894,682	$246,316,834
Common collective fund	52,939,385	47,887,717
Common stock	70,415,440	59,328,034
Total investments at fair value	401,249,507	353,532,585
Cash	1,994,258	396,892
Contributions receivable	288,644	147,380
Participant notes receivable	6,860,609	6,594,750
Net assets reflecting all investments at fair value	410,393,018	360,671,607
Adjustment from fair value to contract value for interest in common collective trust fund relating to fully benefit-responsive investment contracts	(767,418)	(669,240)
NET ASSETS AVAILABLE FOR BENEFITS	$409,625,600	$360,002,367
See accompanying notes to financial statements.

MERITOR, INC. SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2014

CONTRIBUTIONS
Participant contributions	$15,433,121
Employer contributions, net of forfeitures	14,440,267
Total contributions, net of forfeitures	29,873,388
INVESTMENT INCOME
Dividends	13,869,201
Net appreciation in fair value of investments	32,413,511
Net investment income	46,282,712
Interest from participant notes receivable	281,380
Total additions	76,437,480
DEDUCTIONS
Benefits paid to participants	(26,741,515)
Administrative expenses	(72,732)
Total deductions	(26,814,247)
INCREASE IN NET ASSETS	49,623,233
NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	360,002,367
End of year	$409,625,600
See accompanying notes to financial statements.

MERITOR, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2014 AND 2013, AND FOR THE YEAR ENDED DECEMBER 31, 2014

1.	DESCRIPTION OF THE PLAN
The following description of the amended and restated Meritor, Inc. Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.
General – The Plan is a defined contribution savings plan covering eligible salaried and certain non-union hourly employees of Meritor, Inc. and other affiliated companies (the “Company” or "Meritor"). Eligible employees may participate in the Plan immediately on the date they become employees. The Plan is administered by the Company’s Employee Benefit Plan Committee and the Plan Administrator. The trustee for the Plan assets is T. Rowe Price Trust Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Employee Contributions – Eligible employees may contribute up to 50% of their compensation by electing to defer receipt of compensation (pre-tax contribution) subject to the limits prescribed under the Internal Revenue Code ("IRC"). Participants can elect to have their contributions invested in 5% increments in various investment funds.
Effective April 1, 2013, eligible newly hired employees are automatically enrolled into the Plan 45 days after their hire date. Employees are enrolled with a default contribution rate of 3% of compensation and may contact the Plan Administrator to opt out or change the election.
The Plan allows participants who are at least age 50 by the end of the plan year to make additional pre-tax contributions up to the limits prescribed under the IRC.
Participants may also make contributions to the Plan in the form of a rollover of funds from another qualified plan.
Employer Matching Contributions – Participants are immediately eligible for matching contributions. The Company matches 100% of the participant’s contribution up to the first 3% of eligible compensation deferred and 50% of the participant’s contribution on the next 3% of eligible compensation deferred. Company matching contributions are invested according to the investment mix participants have elected for their own contributions.
Employer Pension Contributions – All eligible salaried and certain non-union hourly employees of Meritor receive pension contributions. Pension Contributions are fully funded by the Company and are made to all eligible employees regardless of whether they choose to contribute to the Plan. Pension Contributions range between 2% and 4% of participants’ compensation, depending on the participant's age. Pension Contributions are invested according to the investment mix participants have elected for their own contributions.
Participant Accounts – Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, the Company’s matching contributions, Pension Contributions, and an allocation of Plan earnings, and is charged with withdrawals and an allocation of Plan losses and administrative expenses.
Allocations are based on participants’ account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Investments – Participants direct the investment of contributions into various investment options offered by the Plan. The Plan currently offers 21 mutual funds, a common collective trust fund and the Company’s common stock as investment options for participants.

MERITOR, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2014 AND 2013, AND FOR THE YEAR ENDED DECEMBER 31, 2014

Vesting – Amounts attributable to participant and rollover contributions and employer matching contributions are fully vested at all times. Pension Contributions vest in annual 20% increments beginning with the completion of the participant's second year of service. Participants become fully vested after they reach six years of service. Forfeited Pension Contributions are netted against future employer contributions.
Plan Withdrawals – Vested amounts contributed may be withdrawn by, or distributed to, a participant only upon (1) termination of employment or (2) attaining the age of 59½. Pre-tax withdrawals prior to attaining age 59½ are not permitted except in the event of retirement, disability or as a hardship distribution. Certain income tax penalties may apply to withdrawals or distributions prior to age 59½. Upon termination of service due to death, disability, retirement or other reasons, a participant would generally receive an amount equal to the value of the participant’s vested interest in their account as a lump-sum distribution. Effective June 1, 2013, the Plan was amended to allow the vested interest in eligible terminated participants' accounts valued at more than $5,000, to be distributed to participants in a single-sum payment, or in monthly, quarterly, semi-annual or annual installments.
Participants may request that all or a portion of their account be distributed in the case of severe financial hardship, as defined in the plan document. T. Rowe Price Retirement Plan Services, Inc., the recordkeeper of the Plan, must approve any such hardship withdrawals.
Transfers – The Company also sponsors a separate defined contribution savings plan for certain union hourly employees. The Plan allows for employees changing status between union hourly and certain non-union hourly or salaried to move invested assets to the Plan that corresponds to their current status. During 2014, there were no transfers.
Participant Notes Receivable – Participants may borrow from their accounts an amount not less than $1,000 and not greater than the lesser of (i) $50,000 less the amount of notes receivable outstanding during the preceding 12-month period or (ii) one-half of the participant’s vested account balance. The notes receivable are secured by the balances in the respective participants' accounts. Participant notes receivable are written off when deemed uncollectible.
Interest is charged at 1% over the prime rate in place at the note receivable origination date, which is defined as the base rate on corporate loans posted by at least 75% of the 30 largest U.S. banks. At year end, interest rates charged on outstanding balances ranged from 4.25% to 9.25%. The notes receivable are repaid through payroll deductions over periods not to exceed 60 months unless they are for the purchase of a primary residence. Payments of principal and interest are reinvested under the participant’s current investment election for new contributions. Participants may have only one outstanding note receivable.
Plan Termination – Although the Company has not expressed any intent to terminate the Plan, it reserves the right to do so at any time. In the event of termination of the Plan, participants with Pension Contribution balances would become fully vested.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting – The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

MERITOR, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2014 AND 2013, AND FOR THE YEAR ENDED DECEMBER 31, 2014

Investment Valuation – The Plan's investments are stated at fair value, except for its stable value common collective trust fund investment (commonly referred to as a stable value fund), which is valued at contract value. Contract value represents investments at cost plus accrued interest income less amounts withdrawn to pay benefits. The fair value of the stable value fund is based on the fair value of the underlying net assets at the measurement date by the issuer of the fund. The stable value fund primarily holds guaranteed investment contracts, separate account contracts (SAC), fixed income securities, wrapper contracts, and short-term investments. The issuer determines the fair value of the guaranteed investment contracts based on current yields of similar instruments with comparable durations, taking into account the contract terms including interest reset intervals and the credit rating of the issuer. The issuer determines the fair value of a SAC by reference to (1) the fair value of underlying securities held by the issuer and designated for payment of benefit-responsive withdrawals and (2) the price of benefit-responsive contracts of comparable quality and terms (including provision of a crediting rate floor) based, in part, on issuer quotes. The issuer determines the fair value of the fixed income securities using quoted market prices and/or other market data for the same or comparable instruments and transactions in establishing the prices, discounted cash flow models and other pricing models. These models are primarily industry‑standard models that consider various assumptions, including time value and yield curve as well as other relevant economic measures. The fair value of a wrapper contract provided by a security-backed contract issuer is based on the replacement cost methodology which is the present value of the difference between the replacement wrapper fee and the contracted wrapper fee. Short-term investments are valued at cost, which approximates fair value. Mutual funds and common stock are reported at fair value based on quoted market prices. The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan's management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in different fair value measurement at the reporting date. See Note 4 for Fair Value Measurements disclosure.
Participant Notes Receivable – Participant notes receivable are recorded at their unpaid principal balances plus any accrued interest. Participant notes receivable are written off when deemed uncollectible.
Security Transactions and Investment Income – Purchases and sales of securities are reported on a trade-date basis. Dividends are recorded on the ex-dividend date and interest income is recorded on the accrual basis.
Administrative Expenses – Administrative expenses for services required by the Plan document are paid by the Plan. All expenses not required by the Plan are paid by the Company. The amounts reported in the financial statements represent administrative expenses paid by the Plan. The Company did not pay any expenses on behalf of the Plan during the year ended December 31, 2014.
Benefit Payments – Benefit payments to participants are recorded upon distribution.
Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risks and Uncertainties – The Plan utilizes various investment instruments which are exposed to various risks related to, among other things, interest rate, foreign currency, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

MERITOR, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2014 AND 2013, AND FOR THE YEAR ENDED DECEMBER 31, 2014

3.	INVESTMENTS
The Plan’s significant investments as of December 31, 2014 and 2013 are as follows:

	2014	2013

Mutual funds - At fair value:
T. Rowe Price Mid-Cap Growth Fund	$47,488,271	$41,061,650
T. Rowe Price Growth and Income Fund	37,976,019	33,257,189
T. Rowe Price Retirement 2030 Fund	25,070,894	21,390,714
Vanguard Institutional Index Fund	26,021,131	21,644,849
Common Collective Fund - At contract value:
T. Rowe Price Stable Value Common Trust Fund	52,171,967	47,218,477
Common stock - At fair value:
Meritor, Inc.	70,415,440	59,328,034
During 2014, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Mutual funds	$8,318,934
Common stock - Meritor, Inc.	24,094,577
Net appreciation	$32,413,511

4.	FAIR VALUE MEASUREMENTS
Accounting standards require certain assets be reported at fair value in the financial statements and provide a framework for establishing that fair value. The guidance provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).
The following tables present information about the Plan's assets measured at fair value on a recurring basis at December 31, 2014 and 2013 and the valuation techniques used by the Plan to determine those fair values.

◦	Fair values determined by Level 1 inputs use quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access.

◦
Fair values determined by Level 2 inputs use other inputs that are observable, either directly or indirectly. These Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.

◦	Level 3 inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset or liability.

MERITOR, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2014 AND 2013, AND FOR THE YEAR ENDED DECEMBER 31, 2014

In instances where inputs used to measure fair value fall into different levels in the above fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Plan's assessment of the significance of particular inputs to these fair value measurements requires judgment and considers factors specific to each asset or liability.
The Plan also holds other assets not measured at fair value on a recurring basis, including accrued income, cash, and participant notes receivable. The fair value of these assets approximates the carrying amounts in the accompanying financial statements due to either the short maturity of the instruments or the use of interest rates that approximate market rates for instruments of similar maturity. Under the fair value hierarchy, these financial instruments are valued primarily using Level 3 inputs.
Investments measured at fair value on a recurring basis at December 31, 2014 are as follows:

	Level 1	Level 2	Level 3	Total
Mutual Funds:
Equity investments	$161,995,300	$—	$—	$161,995,300
Fixed income investments	17,330,192	—	—	17,330,192
Balanced investments	1,707,038	—	—	1,707,038
Retirement-year based investments	96,862,152	—	—	96,862,152
Common collective fund (1)	—	52,939,385	—	52,939,385
Common stock - Meritor, Inc.	70,415,440	—	—	70,415,440
Total investments at fair value	$348,310,122	$52,939,385	$—	$401,249,507
Investments measured at fair value on a recurring basis at December 31, 2013 are as follows:

	Level 1	Level 2	Level 3	Total
Mutual Funds:
Equity investments	$144,246,187	$—	$—	$144,246,187
Fixed income investments	16,900,231	—	—	16,900,231
Balanced investments	1,769,158	—	—	1,769,158
Retirement-year based investments	83,401,258	—	—	83,401,258
Common collective fund (1)	—	47,887,717	—	47,887,717
Common stock - Meritor, Inc.	59,328,034	—	—	59,328,034
Total investments at fair value	$305,644,868	$47,887,717	$—	$353,532,585
(1) This class represents investments in the T. Rowe Price Stable Value Common Trust Fund (“Stable Value Fund”) that invests primarily in guaranteed investment contracts, separate account contracts, fixed income securities, wrapper contracts, and short-term investments. Stable Value Fund units may be redeemed on a daily basis to meet benefit payments and other participant-initiated withdrawals permitted by the Plan. Under the terms of the Stable Value Fund’s agreement, the Plan is required to provide advance written notice to T. Rowe Price Trust Company prior to full redemption of the Stable Value Fund. There were no unfunded commitments with this class.

MERITOR, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2014 AND 2013, AND FOR THE YEAR ENDED DECEMBER 31, 2014

The Plan’s policy is to recognize transfers between levels of the fair value hierarchy as of the actual date of the event of change in circumstances that caused the transfer. There were no significant transfers between levels of the fair value hierarchy during 2014 and 2013.

5.	TAX STATUS
The Internal Revenue Service (IRS) originally determined and informed the Company by a letter dated October 4, 2010, that the Plan was designed in accordance with applicable sections of the IRC. Effective January 31, 2014, the Plan was amended and restated using a volume submitter plan document. A volume submitter plan does not require an application for a determination letter from the IRS. The volume submitter plan has received a favorable notification letter from the IRS dated March 31, 2008. The Plan has not individually sought its own determination letter since the January 31, 2014 amendment and restatement date.
In accordance with guidance on accounting for uncertainty in income taxes, management evaluated the Plan's tax position and does not believe the Plan has any uncertain tax positions that require disclosure or adjustment to the financial statements, nor were there any penalties or interest recognized or incurred. The plan administrator believes the Plan is no longer subject to tax examinations for years prior to 2011.

6.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS
Certain Plan investments are shares of mutual funds managed by T. Rowe Price Trust Company. T. Rowe Price Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions.
At December 31, 2014 and 2013, the Plan held 4,647,884 and 5,688,210 shares, respectively, of common stock of Meritor with a fair value of $70,415,440 and $59,328,034, respectively. During the year ended December 31, 2014, the Plan recorded no dividend income from common stock of Meritor.

7.	RECONCILIATION TO FORM 5500
The net assets on the financial statements differ from the net assets on the Form 5500 due to a common collective trust fund being recorded at contract value on the financial statements and at fair value on the Form 5500. The net assets on the financial statements were lower than those on the Form 5500 by $767,418 and $669,240 at December 31, 2014 and 2013, respectively. Additionally, the increase in net assets on the Form 5500 for the year ended December 31, 2014 is higher than that on the financial statements by $98,178.

MERITOR, INC. SAVINGS PLAN                               Schedule 1

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2014                        EIN 38-3354643, Plan No. 333

	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value

		Mutual funds
	Blackrock	Equity Div I	**	$8,062,265
	Pimco	U.S. Total Return Inst	**	17,330,192
	PNC	Small Cap INT	**	12,151,111
	Vanguard	Institutional Index Fund	**	26,021,131
	Vanguard	Total Intl Stock Index	**	11,459,512
*	T. Rowe Price	Mid-Cap Growth Fund	**	47,488,271
*	T. Rowe Price	Growth and Income Fund	**	37,976,019
*	T. Rowe Price	Growth Stock Fund	**	18,630,261
*	T. Rowe Price	Prime Reserve Fund	**	206,731
*	T. Rowe Price	Retirement 2005 Fund	**	761,773
*	T. Rowe Price	Retirement 2010 Fund	**	4,179,308
*	T. Rowe Price	Retirement 2015 Fund	**	4,111,847
*	T. Rowe Price	Retirement 2020 Fund	**	19,826,155
*	T. Rowe Price	Retirement 2025 Fund	**	8,902,817
*	T. Rowe Price	Retirement 2030 Fund	**	25,070,894
*	T. Rowe Price	Retirement 2035 Fund	**	6,530,156
*	T. Rowe Price	Retirement 2040 Fund	**	17,208,170
*	T. Rowe Price	Retirement 2045 Fund	**	4,454,178
*	T. Rowe Price	Retirement 2050 Fund	**	2,968,851
*	T. Rowe Price	Retirement 2055 Fund	**	2,848,002
*	T. Rowe Price	Retirement Income Fund	**	1,707,038

		Common collective fund
*	T. Rowe Price	Stable Value Common Trust Fund	**	52,939,385

*	Meritor	Meritor, Inc. common stock	**	70,415,440

*	Participant notes receivable	Participant notes receivable bearing interest at rates ranging from 4.25%- 9.25%		6,860,609
		Total		$408,110,116
* Party-in-interest
** Cost information not required

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MERITOR, INC. SAVINGS PLAN

By:	/s/ Timothy Heffron

Timothy Heffron, Vice President, Human Resources and Chief Information Officer, Employee Benefit Plan Committee Member

June 15, 2015